HAHT COMMERCE, INC.
                                 400 NEWTON ROAD
                          RALEIGH, NORTH CAROLINA 27615

January 11, 2001

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Maryse Mills-Apenteng

Re:      HAHT Commerce, Inc.
         Registration Statement on Form 8-A (No. 000-31919)

Ladies and Gentlemen:

         Please accept this letter as a request for the Commission's consent to the withdrawal of our Registration Statement referenced above. We note that a similar request for withdrawal of our Registration Statement on Form S-1 (Registration No. 333-49512) was filed with the Commission on January 10, 2001. The initial public offering ("IPO") contemplated in connection with these Registration Statements has been terminated due to unfavorable market conditions in our industry, as indicated by the IPO market for comparable companies and by the reductions in the stock prices of comparable public companies over the past few months.

         Upon grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state "Withdrawn upon the request of the registrant, the Commission consenting thereto," and which is to be included in the file for the Registration Statement referenced above.

         Otherwise, please direct all inquiries to Donald R. Reynolds at (919) 781-4000.

                                                     Respectfully,

                                                     HAHT COMMERCE, INC.


                                                     /s/ Rowland Archer
                                                     ---------------------------
                                                     Rowland Archer
                                                     Chairman
cc: Donald R. Reynolds, Esq.